MADISON FUNDS
550 Science Drive
Madison, Wisconsin 53711
Tele: 608.274.0300; Fax: 608.663.9010

May 28, 2014
BY EDGAR
Ms. Stephanie Hui
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

RE:	Madison Funds (“Trust”) Form N-14 Registration Statement
(SEC File No. 333-195528)
Dear Ms. Hui:
Filed herewith via EDGAR is a request to withdraw an incorrect filing by the Trust of a Form N-14 Registration Statement filed on May 28, 2014. In this regard, please be advised as follows:

•	Name and CIK of the Trust: Madison Funds; 0001040612

•	Accession number of the incorrect filing: 0001040612-14-000146

•	EDGAR submission type of the incorrect filing: N-14

•	Description of request: Trust used the wrong EDGAR submission type and will refile using the correct EDGAR submission type.

•	1933 Act number generated from erroneous filing: 333-196297
* * * *
If you have any questions or comments regarding this filing, please call the undersigned at the telephone number listed above.
Respectfully submitted,
/s/ Pamela M. Krill
Pamela M. Krill
                        General Counsel and Chief Legal Officer